Exhibit 99.1

SuperX Japan Global Supply Center Completes First Batch Delivery, Marking Strategic Partnership Milestone in Japan

SINGAPORE, April 10, 2026 — SuperX AI Technology Limited (NASDAQ: SUPX) (“SuperX” or the “Company”), an emerging full-stack provider of AI data center infrastructure solutions, today announced the successful completion of the first batch delivery of high-performance AI servers from its Japan Global Supply Center to Digital Dynamic Inc. (“DDI”) on March 24, 2026.

This first batch delivery marks an important milestone in SuperX’s strategic partnership with DDI and eole Inc. (TSE Growth: 2334) in Japan and reflects the Company’s commitment to delivering highly reliable, cutting-edge computing infrastructure.

“At SuperX, our mission is to build the bedrock of the global artificial intelligence industry by delivering high-performance infrastructure,” said Kenny Sng, CTO of SuperX. “Our strategic partnership in Japan exemplifies this core value. This initial delivery is not merely a transaction; it is the beginning of a deep, long-term collaboration designed to accelerate Japan’s digital transformation and set new standards for technological excellence.”

The initial delivery consists of SuperX XI6150 servers configured for the Japanese market. These servers are equipped with a high-performance 6530 CPU and RTX Pro 6000 professional-grade GPU, paired with high-specification memory and storage configurations. The delivery also includes a one-stop service package covering server racking at the customer’s designated data center, hardware power-on testing, asset documentation, and three years of maintenance support. The maintenance program combines 5×8 next-business-day (NBD) remote and on-site services, supported by pre-positioned spare parts where required.

Subsequent batches of the same high-performance AI server model are expected to commence delivery and installation from late April 2026 and planned for completion by the end of August 2026.

Leveraging Japan’s stringent manufacturing execution standards, the Japan Global Supply Center has established a production line with annual capacity of up to 20,000 AI servers. In support of localized delivery and operational efficiency, a professional local service team has been deployed to integrate global technical resources with a local spare parts network, helping ensure rapid deployment and stable product operation.

“The commissioning of the Japan Global Supply Center and the smooth delivery of the first batch of products are an important step for the Company to implement its global strategy,” said Aiko Furukawa, CEO of SuperX Industries Co. Limited, the Company’s wholly-owned subsidiary in Japan.

About SuperX AI Technology Limited (NASDAQ: SUPX)

SuperX AI Technology Limited is an AI infrastructure solutions provider, offering a comprehensive portfolio of proprietary hardware, advanced software, and end-to-end services for AI data centers. The Company’s services include advanced solution design and planning, cost-effective infrastructure product integration, and end-to-end operations and maintenance. Its core products include high-performance AI servers, 800 Volts Direct Current (800VDC) solutions, high-density liquid cooling solutions, as well as AI cloud and AI agents. Headquartered in Singapore, the Company serves institutional clients globally, including enterprises, research institutions, and cloud and edge computing deployments. For more information, please visit www.superx.sg

About Digital Dynamic Inc.

Digital Dynamic Inc. is one of Japan’s fastest-growing AI infrastructure operators, with a rapidly expanding deployment of NVIDIA-based inference GPU resources. In 2026, the company plans to complete AI data centers in Kagoshima Prefecture and Fukushima Prefecture, reinforcing Japan’s next-generation AI computing foundation.

About eole Inc.

eole Inc. is a publicly listed company in Japan with a rapidly growing presence in the domestic GPU server market. The company provides investment and business development support for AI data center development projects, playing an active role in advancing Japan’s AI infrastructure ecosystem.

Safe Harbor Statement

This press release may contain forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The reader is cautioned not to rely on these forward-looking statements. The forward-looking events discussed in this press release, including delivery schedules, production capacity, and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. Actual delivery schedules and value of AI servers may vary based on customer data center readiness and supply chain conditions. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

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